Exhibit (a) (10)

July 11, 2003

((SHAREHOLDER NAME>>
((SHAREHOLDER ADDRESS))
((SHAREHOLDER CITY, STATE ZIP))

RE:        Important - Tender Offer

Dear SHAREHOLDER NAME:

On July 2, 2003, Hurco extended its tender offer for an additional thirty (30) days in order to allow our shareholders who hold 99 shares or less to tender their shares.

We are writing again to you for several reasons. First, we want to reiterate the significant benefit Hurco will derive from not being required to file all of the SEC required documents. As described in the document you previously received, we estimate the savings to be $400,000 a year.

Second, we have learned that several shareholders may have lost or misplaced their stock certificates. If you want to tender your shares but have lost or misplaced your certificate, please call Equiserve Trust Company, the depository for the tender offer at (877) 282-1168 (toll free); they will assist you in replacing your certificate at no cost to you.

Finally, at the time we originally made the tender offer our stock was trading at a price of $2.80 and so at our offer price of $3.35, we were paying a 19.6% premium. We are holding our offer price at $3.35 during this extension, which represents a 38.4% premium over our stock's closing price of $2.42 on July 9, 2003.

Please call me at 317-298-2600 or Judy Summers at 317-298-2607 if you have any questions or if we can assist you in any way.

Very truly yours,

/s/ Michael Doar

Michael Doar
Chairman and Chief Executive Officer